Investor Information October 29, 2002	Frankfurter Str. 111 61476 Kronberg/Ts. Germany

Third-quarter 2002 Report

  EBITDA excluding special charges increased by 61% to €142 million; margin improved to 12.7% of sales

  Earnings benefited from productivity initiatives and lower raw material costs

  Net sales decreased from €1.2 to €1.1 billion largely on currency translation

  Comparable EPS improved significantly from €0.40 to €0.79

Dear Shareholder,

       During the third quarter of 2002, our profitability improved significantly compared to the same period last year, as we benefited from lower raw material and energy costs and savings from our restructuring and operational excellence initiatives. EBITDA excluding special charges, our key measure of profitability, increased 61% over that of last year. However, our businesses continued to operate in relatively weak markets.

       Net sales in the third quarter decreased 9% to €1.1 billion compared to €1.2 billion in the same quarter last year, largely reflecting the appreciation of the euro versus the U.S. dollar. Although volumes in our Technical Polymers Ticona and Performance Products segments improved, these increases were offset by decreases in the Acetyl Products, Chemical Intermediates and Acetate

Page: 2 of 21 Date: October 29, 2002

Products segments. Slightly lower pricing also contributed to the overall decline in sales.

       EBITDA excluding special charges increased to €142 million from €88 million a year earlier. Profitability improved in the acetyls, Ticona and acetate businesses. In Acetyl Products, prices have strengthened considerably since the beginning of the year. Ticona realized higher volumes and benefited from lower raw material and energy costs, while acetyls and acetate also improved on lower costs and on savings from productivity initiatives. Our company-wide operational excellence efforts, including Six Sigma, continue to contribute to our performance. Apart from other savings efforts, our “Forward” program, initiated in 2001, contributed €51 million in the first nine months of this year. The lower valuation of stock appreciation rights (SARs) compared to the second quarter contributed €19 million to EBITDA excluding special charges. This compares to a contribution of €34 million in the third quarter of last year.

       As a result of a force majeure declaration by a raw material supplier to our Singapore acetyls complex in August, Celanese declared force majeure on acetic acid, vinyl acetate monomer and acetate ester products to our Asian customers. The interruption reduced third-quarter EBITDA excluding special charges by about €9 million, of which a majority will be recovered in the fourth quarter.

       In the third quarter, we took major steps forward to grow our core businesses. On September 26, 2002 we announced an agreement to acquire Clariant’s European emulsions and worldwide emulsion powders businesses for €147 million. This business holds leading positions in emulsions in Europe and in powders globally and generated annual sales of approximately €300 million in 2001. We expect the acquisition to close by year-end and be earnings and cash-flow positive in 2003.

       In September 2002, we also announced that our Ticona business, with its Asian partners, will construct a world-scale 60,000 metric ton polyacetal plant in China, the world’s fastest growing engineering plastics market. The new plant is expected to start operations in the second quarter of 2005.

     We continue to focus on maintaining a sound financial position. We reduced our net financial debt to €656 million at the end of the quarter, while also making a contribution of €101 million to our U.S. pension plan.

     Earnings per share from continuing operations excluding special charges

Page: 3 of 21 Date: October 29, 2002

and adjusted for intangible amortization improved to €0.79 from €0.40 for the quarter as the result of an increase in operating profit, partly offset by lower interest and other income, net.

Basis of Presentation

     Effective January 1, 2002, Celanese adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, and ceased amortization of goodwill and intangibles without finite lives. The related charges in the third quarter of 2001 were a net expense of €22 million in selling, general and administrative expense (€61 million in the first nine months) and a €2 million expense in equity in net earnings of affiliates (€5 million in the first nine months). Additionally, the standard requires that all negative goodwill on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of €10 million was recorded in the first quarter of 2002. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment.

Page: 4 of 21 Date: October 29, 2002

Financial Highlights
in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Net sales	1,122	1,233	-9	3,509	3,960
EBITDA excluding special charges(1)	142	88	61	359	354
EBITDA margin(2)	12.7%	7.1%		10.2%	8.9%
Special charges, net	(2)	0	n.m.	(5)	0
Depreciation & amortization expense(3)	73	104	-30	233	312
Operating profit (loss)(3)	67	(16)	n.m.	121	42
Earnings (loss) before taxes(3)	58	(5)	n.m.	128	40
Earnings (loss) from continuing operations(3)	39	(4)	n.m.	87	32
Net earnings adj. for intangible amortization(3)	39	20	95	97	100

Capital expenditures	41	55	-25	153	143

Net earnings (loss) per share (EPS in €)(4):
EPS from continuing operations	0.77	(0.08)	n.m.	1.73	0.64
Adjustments to EPS:
Special charges, net of tax(5)	0.02	0.00		0.06	0.00
Intangible amortization(3)		0.48			1.31

EPS from cont. operations excluding special charges and adj. for intangible amortization	0.79	0.40	98	1.79	1.95

Average shares outstanding (thousands)	50,343	50,335	0	50,339	50,331

in € millions	Sep 30 2002	Dec 31 2001

Trade working capital(6,9)	752	687	9
Total financial debt(7,9)	720	880	-18
Net financial debt(8,9)	656	832	-21
Shareholders’ equity	2,177	2,210	-1
Total assets	6,218	7,064	-12

(1)	Earnings before interest, taxes, depreciation and amortization excluding special charges equals operating profit plus depreciation & amortization plus special charges
(2)	EBITDA excluding special charges as a percentage of net sales
(3)	Refer to “Basis of Presentation”
(4)	Per-share data are based on weighted average shares outstanding in each period
(5)	Special charges excluding goodwill impairment tax affected using a notional 38% tax rate
(6)	Trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.
(7)	Short- and long-term debt
(8)	Total financial debt less cash & cash equivalents.
(9)	Excluding the effects of the sale of receivables under the asset securitization program, trade working capital and net financial debt would have been €41 million higher on September 30, 2002
n.m. = not meaningful

Page: 5 of 21 Date: October 29, 2002

Consolidated Statements of Operations
in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Net sales	1,122	1,233	-9	3,509	3,960
Cost of sales	(929)	(1,105)	-16	(2,966)	(3,428)

Gross profit	193	128	51	543	532

Selling, general & administrative expense(1)	(108)	(120)	-10	(373)	(422)
Research & development expense	(19)	(23)	-17	(60)	(71)
Special charges, net	(2)	0	n.m.	(5)	0
Foreign exchange gain	1	0	n.m.	4	3
Gain (loss) on disposition of assets	2	(1)	n.m.	12	0

Operating profit (loss)	67	(16)	n.m.	121	42

Equity in net earnings of affiliates(1)	4	3	33	15	9
Interest expense	(13)	(20)	-35	(44)	(64)
Interest & other income, net	0	28	-100	36	53

Earnings (loss) before income taxes from continuing operations	58	(5)	n.m.	128	40

Income tax benefit (expense)	(19)	1	n.m.	(41)	(8)

Earnings (loss) from continuing operations	39	(4)	n.m.	87	32

Gain on disposals of discontinued operations	0	0	0	0	2

Earnings (loss) before cumulative effect of change in accounting principle	39	(4)	n.m.	87	34

Cum. effect of change in accounting principle(1)	0	0		10	0

Net earnings (loss)	39	(4)	n.m.	97	34

Adjustment for intangible amortization		24			66

Net earnings adj. for intangible amortization	39	20	95	97	100

Earnings (loss) per Share - Basic and Diluted(2)

in €	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Continuing operations	0.77	(0.08)	n.m.	1.73	0.64
Discontinued operations	0.00	0.00		0.00	0.04
Cum. effect of change in accounting principle(1)	0.00	0.00		0.20	0.00

Net earnings (loss)	0.77	(0.08)	n.m.	1.93	0.68
Adjustment for intangible amortization(1)		0.48			1.31

Net earnings adj. for intangible amortization	0.77	0.40	93	1.93	1.99

Average shares outstanding (thousands)	50,343	50,335	0	50,339	50,331

(1)	Refer to “Basis of Presentation”
(2)	Per-share data are based on weighted average shares outstanding in each period

Page: 6 of 21 Date: October 29, 2002

       In the third quarter of 2002, net sales decreased 9%, compared to the same period in 2001; segment sales also decreased 9%. This decline was mainly the result of unfavorable currency movements (-7%), lower selling prices (-1%) and lower volumes (-1%). Gross profit increased from €128 million to €193 million due to lower raw material and energy costs, especially in the Acetyl Products and Technical Polymers Ticona segments, and successful cost reductions throughout the company. These factors more than offset the unfavorable effects of currency translation, lower selling prices and volumes.

       Compared to the second quarter of this year, sales decreased by 7%. This decline was mainly attributable to lower volumes (-7%) and unfavorable currency movements (-4%), partially offset by higher selling prices (+4%). In the acetyls segment, volumes declined by 10%, while prices increased by 9%. In Ticona, volumes decreased by 6%, with prices remaining at second quarter levels.

       Selling, general and administrative (SG&A) expense declined by €12 million to €108 million compared to the same period last year. This decline was mostly the result of a €22 million decrease in amortization expense resulting from the implementation of SFAS 142, favorable currency fluctuations and benefits from cost reduction programs. The change in accruals relating to the SAR portion captured in SG&A contributed €16 million compared to €31 million in the same quarter last year.

       Operating profit increased to €67 million compared to a loss of €16 million in the same quarter last year primarily due to the increase in gross profit noted above. Interest expense of €13 million in the third quarter of 2002 was €7 million lower than that of the same quarter last year due to lower average financial debt and lower interest rates.

       Interest & other income, net decreased to €0 million from €28 million, mainly due to a reduction in currency exchange gains associated with intercompany financing. Additionally, dividend income declined by €8 million and interest income by €3 million.

       Income tax expense for the quarter was €19 million based on an effective tax rate of 32%. In the third quarter of 2001, Celanese reported a benefit of €1 million, primarily reflecting the recognition of future benefits relating to certain tax losses.

Net earnings adjusted for intangible amortization in the third quarter of 2002 increased to €39 million, or €0.77 per share, from €20 million, or €0.40 per share, in the third quarter of 2001.

Page: 7 of 21 Date: October 29, 2002

Consolidated Balance Sheets
in € millions	Sep 30 2002	Dec 31 2001

ASSETS
Current Assets:
Cash & cash equivalents	64	48
Receivables, net
Trade receivables, net - third party & affiliates	668	700
Other receivables	443	516
Inventories	603	639
Deferred income taxes	78	102
Other assets	34	42

Total current assets	1,890	2,047

Investments	458	566
Property, plant & equipment, net	1,757	2,036
Deferred income taxes	511	551
Other assets	554	693
Intangible assets, net	1,048	1,171

Total assets	6,218	7,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Short-term borrowings and current installments of long-term debt	125	267
Accounts payable & accrued liabilities:
Trade payables - third party & affiliates	519	652
Other current liabilities	690	850
Deferred income taxes	12	10
Income taxes payable	441	458

Total current liabilities	1,787	2,237

Long-term debt	595	613
Deferred income taxes	57	59
Other liabilities	1,590	1,933
Minority interests	12	12
Shareholders’ equity	2,177	2,210

Total liabilities and shareholders’ equity	6,218	7,064

       The majority of Celanese’s assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions were significantly influenced by foreign exchange translation, as the U.S. dollar weakened versus the euro by 11% in the first nine months of the year.

       In addition to exchange effects, a decline in net trade payables due to the timing of payments contributed to an increase in trade working capital from

Page: 8 of 21 Date: October 29, 2002

€687 million to €752 million. Including the effects of the sale of €41 million under an asset securitization program, net trade receivables were relatively flat.

       During the nine months, investments decreased by €108 million mainly due to a special dividend of €51 million from the equity investment in Polyplastics Co. Ltd. and a return of capital of €41 million from investments in the InfraServ companies.

       Total financial debt decreased by €160 million mainly reflecting foreign exchange fluctuations, utilization of an asset securitization program and a decrease in short-term borrowings from affiliates, partially offset by higher bank loans. Currency fluctuations, a pension contribution of €101 million during the third quarter and a reduction in environmental reserves of €57 million resulting from the first-quarter sale of an InfraServ subsidiary contributed to the €343 million decrease in other liabilities.

       There were 50,343,274 and 50,334,891 shares outstanding as of September 30, 2002 and December 31, 2001, respectively. At the end of the third quarter of 2002, Celanese held 5,572,095 treasury shares. The company also has 1.25 million authorized but not issued shares for the granting of stock options, as approved by shareholders at the Annual General Meeting on May, 15, 2002.

       Celanese announced this quarter that it is expensing the 1.11 million stock options it granted to management on July 8, 2002. In accordance with the fair value method defined in SFAS No. 123, Accounting for Stock Based Compensation the fair value of these 1.11 million options approximates €10 million. The options will be amortized over the accelerated vesting period of two years. As a result, as of September 30, 2002, compensation expense of approximately €1 million, or €0.02 per share, was recognized for these options.

       As of September 30, 2002, Celanese had 11,700 employees, compared to 12,700 a year earlier.

       As noted in the following table, cash flow provided by operating activities was €217 million for the first nine months of 2002 compared to €467 million for the comparable period of 2001. This decrease was primarily due to an increase in trade working capital, a pension contribution of €101 million in the third quarter of 2002 compared to €46 million in the same period last year and a cash outflow for special charges. Trade working capital for the nine months in 2002 was affected by an increase in trade receivables due to the timing of sales in the fourth quarter of 2001 compared to the third quarter of

Page: 9 of 21 Date: October 29, 2002

2002. Net payments for special charges totaled €45 million in 2002 compared to €23 million a year earlier. Also contributing to the decrease in operating cash flow was €56 million in tax refunds during the nine months in 2001. Partially offsetting these effects were the collection of €41 million relating to the sale of trade receivables under an asset securitization program and an increase of €48 million in the receipt of dividends.

     Net cash used in investing activities increased by €8 million to €126 million. This was mainly due to an outflow of €21 million from the first quarter disposition of the net assets of an InfraServ subsidiary, which included cash reserves, fixed assets, and environmental liabilities, and an increase in capital expenditures of €10 million to €153 million. Partially offsetting these effects were €41 million in returns of capital from investments in non-consolidated InfraServ companies primarily during the second-quarter and the decrease in net cash outflow for the purchase of marketable securities of €22 million. The first nine months of 2001 included a cash inflow of €38 million in proceeds from the disposal of a discontinued operation and €14 million from the disposal of other businesses and assets.

     Net cash used by financing activities decreased by €274 million to €72 million in the first nine months of 2002 compared to the same period last year, primarily reflecting a decrease in net payments associated with long-term and short-term debt.

Page: 10 of 21 Date: October 29, 2002

Consolidated Statements of Cash Flows

in € millions	9M 2002	9M 2001

Operating activities of continuing operations:
Net earnings	97	34
Cumulative effect of change in accounting principle	(10)	0
Special charges, net of amounts used	(40)	(15)
Depreciation & amortization	233	312
Change in equity of affiliates	54	12
Deferred income taxes	(6)	(112)
Gain on sale of businesses and assets	(10)	(6)
Gain on disposal of discontinued operations	0	(2)
Changes in operating assets and liabilities:
Trade receivables, net - third party & affiliates	(51)	156
Other receivables	34	130
Sale of trade receivables	41	0
Inventories	2	66
Trade payables - third party & affiliates	(82)	(85)
Other liabilities	(71)	(190)
Income taxes payable	15	148
Other, net	11	19

Net cash provided by operating activities	217	467

Investing activities of continuing operations:
Capital expenditure on property plant & equipment	(153)	(143)
Acquisition of businesses & purchase of investments	0	(2)
Outflow on sale of businesses and assets	(21)	0
Proceeds from disposition of businesses and assets	0	14
Proceeds from disposal of discontinued operations	0	38
Proceeds from sale of marketable securities	170	197
Purchase of marketable securities	(173)	(222)
Return of capital from investments	41	0
Other, net	10	0

Net cash used by investing activities	(126)	(118)

Financing activities of continuing operations:
Short-term borrowings, net	(127)	(136)
Proceeds from long-term debt	57	0
Payments of long-term debt	(2)	(190)
Dividend payments	0	(20)
Other, net	0	0

Net cash used by financing activities	(72)	(346)

Exchange rate effects on cash	(3)	0

Net increase in cash & cash equivalents	16	3

Cash & cash equivalents at beginning of period	48	24

Cash & cash equivalents at end of period	64	27

Page: 11 of 21 Date: October 29, 2002

Segment Performance

Segment Net Sales
in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	465	514	-10	1,429	1,699
Chemical Intermediates	222	259	-14	710	827
Acetate Products	160	187	-14	504	573
Technical Polymers Ticona	182	185	-2	585	604
Performance Products	117	112	4	350	336

Segment total	1,146	1,257	-9	3,578	4,039
Other activities	15	19	-21	52	62
Intersegment eliminations	(39)	(43)	-9	(121)	(141)

Total	1,122	1,233	-9	3,509	3,960

Factors Affecting Third-Quarter Segment Sales

in percent	Volume	Price	Currency	Other	Total

Acetyl Products	-2	-1	-7	0	-10
Chemical Intermediates	-6	-2	-6	0	-14
Acetate Products	-5	1	-10	0	-14
Technical Polymers Ticona	8	-4	-6	0	-2
Performance Products	9	-2	-3	0	4
Segment total	-1	-1	-7	0	-9

Factors Affecting Nine-Month Segment Sales

in percent	Volume	Price	Currency	Other	Total

Acetyl Products	4	-18	-2	0	-16
Chemical Intermediates	-2	-10	-2	0	-14
Acetate Products	-9	1	-4	0	-12
Technical Polymers Ticona	2	-3	-2	0	-3
Performance Products	10	-4	-2	0	4
Segment total	1	-10	-2	0	-11

Segment EBITDA Excluding Special Charges

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	76	40	90	181	183
Chemical Intermediates	(2)	0	n.m.	9	17
Acetate Products	24	14	71	62	68
Technical Polymers Ticona	26	14	86	77	52
Performance Products	23	24	-4	67	62

Segment total	147	92	60	396	382
Other activities	(5)	(4)	n.m.	(37)	(28)

Total	142	88	61	359	354

Page: 12 of 21 Date: October 29, 2002

Segment Summaries

Acetyl Products

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Net sales	465	514	-10	1,429	1,699
EBITDA excluding special charges	76	40	90	181	183
EBITDA margin	16.3%	7.8%		12.7%	10.8%
Operating profit	51	3	>100	97	56
Depreciation	25	30	-17	83	92
Amortization	0	9	-100	0	26
Capital expenditures	9	11	-18	27	25

     Acetyl Products’ third-quarter net sales decreased by 10% to €465 million from the comparable period last year due to unfavorable currency movements (-7%), lower volumes (-2%) and lower selling prices (-1%).

     Volumes for polyvinyl alcohol, vinyl acetate monomer and acetic acid increased from last year but were offset by lower volumes in methanol and formaldehyde. Selling prices were slightly lower year on year although they have continued to increase each quarter, recovering from first quarter 2002 lows.

     EBITDA excluding special charges increased significantly from €40 million to €76 million mainly because of lower raw material and energy costs and continued savings from previously announced restructuring and productivity initiatives. These positive effects were dampened by the impact of the outage of a major supplier to the company’s Singapore plant, lower selling prices and unfavorable currency movements.

     EBITDA as a percentage of sales increased to 16% from 8% in the previous year.

Page: 13 of 21 Date: October 29, 2002

Chemical Intermediates

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Net sales	222	259	-14	710	827
EBITDA excluding special charges	(2)	0	n.m.	9	17
EBITDA margin	-0.9%	0.0%		1.3%	2.1%
Operating loss	(14)	(20)	n.m.	(32)	(54)
Depreciation	12	16	-25	39	46
Amortization	0	4	-100	0	12
Capital expenditures	13	6	>100	43	20

       Net sales of Chemical Intermediates decreased by 14% to €222 million due to lower volumes (-6%), unfavorable currency movements (-6%), and lower pricing (-2%).

       Volumes in acrylates decreased due to difficult merchant market conditions. Oxo volumes were lower, as last year’s business benefited from temporary market shortages in Asia. Volumes in specialties increased slightly. Overall, pricing declined, with price increases in oxo products more than offset by lower pricing in acrylates and specialties.

       EBITDA excluding special charges decreased to a loss of €2 million from €0 million in the comparable period last year. Lower raw material costs and savings from productivity initiatives only partially mitigated lower pricing and sales volumes.

       Capital expenditures increased by €7 million to €13 million mainly for the construction of a new production facility for syngas, a primary raw material at the Oberhausen site in Germany.

Acetate Products

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Net sales	160	187	-14	504	573
EBITDA excluding special charges	24	14	71	62	68
EBITDA margin	15.0%	7.5%		12.3%	11.9%
Operating profit (loss)	10	(17)	n.m.	17	(22)
Depreciation	14	16	-13	45	47
Amortization	0	2	-100	0	7
Capital expenditures	6	9	-33	17	26

       Acetate Products’ net sales decreased by 14% to €160 million due to unfavorable currency movements
(-10%) and lower volumes (-5%). Pricing improved slightly (+1%).

       Overall volumes declined, reflecting mainly lower shipments of acetate tow, as well as continued weakness in filament demand from the U.S. textile industry.

Page: 14 of 21 Date: October 29, 2002

       EBITDA excluding special charges rose by €10 million to €24 million. Cost reductions, lower raw material costs and a higher average tow price more than offset the effect of lower sales volumes.

       Operating profit of €10 million improved from a loss of €17 million in the same period last year. Special charges of €13 million were recorded in the comparable period of 2001.

Technical Polymers Ticona

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Net sales	182	185	-2	585	604
EBITDA excluding special charges	26	14	86	77	52
EBITDA margin	14.3%	7.6%		13.2%	8.6%
Operating profit	10	5	100	33	25
Depreciation	14	13	8	41	39
Amortization	0	6	-100	1	17
Capital expenditures	9	22	-59	51	56

       Net sales for Ticona decreased by 2% to €182 million compared to the third quarter last year as unfavorable currency movements (-6%) and lower selling prices (-4%) outweighed higher volumes (+8%).

       Improved volumes in Europe across most end use markets were slightly offset by lower volumes in the United States. Competitive pressure in some of the standard products and a change in the product mix resulted in lower average pricing compared to last year.

       Compared to the second quarter 2002, sales declined by 9% due to lower volumes (-6%) and unfavorable currency movements (-3%), while selling prices remained stable. Volumes in North America decreased, whereas volumes in Europe remained basically flat versus the previous quarter.

       EBITDA excluding special charges increased by €12 million to €26 million as a result of lower raw material and energy costs and higher sales volumes.

       Operating profit increased by €5 million to €10 million this year compared to the same quarter in 2001. It includes special charges of €2 million related to restructuring charges at a U.S. site and compares to last year’s positive effects of €11 million in special charges relating to insurance recoveries associated with the plumbing cases.

Page: 15 of 21 Date: October 29, 2002

Performance Products

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Net sales	117	112	4	350	336
EBITDA excluding special charges	23	24	-4	67	62
EBITDA margin	19.7%	21.4%		19.1%	18.5%
Operating profit	17	16	6	47	38
Depreciation	6	7	-14	20	21
Amortization	0	1	-100	0	3
Capital expenditures	4	3	33	10	11

       Performance Products’ net sales increased 4% to €117 million on higher volumes (+9%), which were partially offset by unfavorable currency effects (-3%) and lower pricing (-2%).

       Nutrinova’s sales improved slightly, as lower pricing was more than offset by higher volumes for Sunett® sweetener. Sales of Trespaphan’s oriented polypropylene film (OPP) rose as the result of higher demand and an increase in selling prices for standard-grade products due to the pass-through of raw material price increases. Trespaphan’s sales were influenced by unfavorable currency effects.

       EBITDA excluding special charges declined slightly to €23 million as higher volumes were offset mainly by lower pricing in Nutrinova and increased spending related to capacity debottlenecking and product development at Trespaphan.

Other Activities

       Net sales of Other Activities decreased by €4 million to €15 million in the third quarter of 2002 reflecting the divestiture of an InfraServ subsidiary during the first quarter of 2002 and the expiration of certain service contracts and licensing fees at Celanese Ventures GmbH.

       EBITDA excluding special charges declined slightly to a loss of €5 million from a loss of €4 million due to the lower valuation of SARs. This was partially offset by gains from the sale of land in Mexico.

Page: 16 of 21 Date: October 29, 2002

Outlook

       Economic recovery has been uneven during the year. In this uncertain and volatile economic environment our results through the first nine months were better than anticipated, positively influenced by continued cost reductions and efficiency improvement. We now believe full-year EBITDA excluding special charges will be slightly above last year’s level.

       We anticipate favorable performance to continue for the rest of the year in our acetyl business, where a number of temporary maintenance shutdowns in the industry have contributed to an improvement in the supply demand situation. At the same time, weaker consumer confidence could dampen demand for engineering plastics.

       For the beginning of 2003 visibility remains limited. We assume that economic uncertainty, volatility in raw material prices and weak U.S. dollar trends will continue.

       In the present environment our emphasis on productivity, cost reduction, and financial soundness remain top priorities.

The Board of Management
Kronberg/Ts.
October 29, 2002

Page: 17 of 21 Date: October 29, 2002

Supplemental Information

Segment Operating Profit

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	51	3	>100	97	56
Chemical Intermediates	(14)	(20)	n.m.	(32)	(54)
Acetate Products	10	(17)	n.m.	17	(22)
Technical Polymers Ticona	10	5	100	33	25
Performance Products	17	16	6	47	38

Segment total	74	(13)	n.m.	162	43
Other activities	(7)	(3)	n.m.	(41)	(1)

Total	67	(16)	n.m.	121	42

Special (Charges) in Operating Profit

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	0	2	n.m.	(1)	(9)
Chemical Intermediates	0	0	0	(2)	(13)
Acetate Products	0	(13)	-100	0	(36)
Technical Polymers Ticona	(2)	10	n.m.	(2)	29
Performance Products	0	0	0	0	0

Segment total	(2)	(1)	100	(5)	(29)
Other activities	0	1	n.m.	0	29

Total	(2)	0	n.m.	(5)	0

Capital Expenditures

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	9	11	-18	27	25
Chemical Intermediates	13	6	>100	43	20
Acetate Products	6	9	-33	17	26
Technical Polymers Ticona	9	22	-59	51	56
Performance Products	4	3	33	10	11

Segment total	41	51	-20	148	138
Other activities	0	4	-100	5	5

Total	41	55	-25	153	143

Page: 18 of 21 Date: October 29, 2002

Depreciation Expense

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	25	30	-17	83	92
Chemical Intermediates	12	16	-25	39	46
Acetate Products	14	16	-13	45	47
Technical Polymers Ticona	14	13	8	41	39
Performance Products	6	7	-14	20	21

Segment total	71	82	-13	228	245
Other activities	1	0	n.m.	3	2

Total	72	82	-12	231	247

Amortization Expense

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	0	9	-100	0	26
Chemical Intermediates	0	4	-100	0	12
Acetate Products	0	2	-100	0	7
Technical Polymers Ticona	0	6	-100	1	17
Performance Products	0	1	-100	0	3

Segment total	0	22	-100	1	65
Other activities	1	0	n.m.	1	0

Total	1	22	-95	2	65

Stock Appreciation Rights (Expense)

in € millions	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

Acetyl Products	3	6	n.m.	0	2
Chemical Intermediates	3	5	n.m.	0	1
Acetate Products	1	3	n.m.	0	0
Technical Polymers Ticona	5	7	n.m.	2	1
Performance Products	1	2	n.m.	0	0

Segment total	13	23	n.m.	2	4
Other activities	6	11	n.m.	2	3

Total	19	34	n.m.	4	7

Page: 19 of 21 Date: October 29, 2002

2001 Adjusted Earnings Per Share(1,2)

in €	Q1 2001	Q2 2001	Q3 2001	Q4 2001	FY 2001

EPS from continuing operations	0.52	0.20	(0.08)	(8.46)	(7.83)
Adjustments to EPS:
Special charges net of tax(3)	0.01	(0.01)	0.00	3.30	3.30
Special charges goodwill impairment(4)				5.21	5.21
One-time tax benefit(5)				(0.91)	(0.91)
Adjustment for intangible amortization(1)	0.39	0.44	0.48	0.43	1.75

EPS from continuing ops. excl. special items and adjusted for intangible amortization	0.92	0.63	0.40	(0.43)	1.52

EPS from continuing & discontinued operations adjusted for intangible amortization	0.91	0.68	0.40	(7.89)	(5.90)

Average shares outstanding (thousands)	50,326	50,331	50,335	50,335	50,332

(1)	Refer to “Basis of Presentation”
(2)	EPS are calculated for each period based on weighted average shares outstanding
(3)	Special charges excluding goodwill impairment tax affected using a notional 38% tax rate
(4)	Non-tax deductible goodwill impairment tax affected using a 0% tax rate
(5)	One-time tax benefit due to an adjustment of valuation allowances in Germany
Additional Information

	Q3 2002	Q3 2001	Chg. in %	9M 2002	9M 2001

EPS from continuing ops. excl. special items and adjusted for intangible amortization
in € per share	0.79	0.40	98	1.79	1.95
in $ per share(1)	0.78			1.76

Exchange rates ( €/$):
Period ending rate	1.014			1.014
Average rate	1.017	1.124	-10	1.078	1.117

(1)	Calculated for convenience from the underlying euro data at the period-ending exchange rate

Page: 20 of 21 Date: October 29, 2002

Footnotes

       Results unaudited: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

       Results adjusted for discontinued operations: The foregoing results exclude operations which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

       Forward-looking statements: Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe,” “estimate,” “intend,” “may,” “will,” “expect,” “plan” and “project” and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, changes in the degree of patent and other legal protection afforded to Celanese’s products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese’s future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F filed with the SEC on March 7, 2002. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

Page: 21 of 21 Date: October 29, 2002

Upcoming events

Full-year 2002 results will be released on February 13th, 2003.

Investor Relations

Michael Oberste-Wilms
Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
M.Oberste-Wilms@Celanese.com

Andrea Stine
Phone:  +1 908 522 7784     Fax:   +1 908 522 7583
A.Stine@Celanese.com

Oliver Stratmann
Phone:  +49 69 305 4139    Fax: +49 69 305 83195
O.Stratmann@Celanese.com